                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                       Commission File Number: 000-52861

(Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K
             [X] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

                       For Period Ended: January 31, 2010

[ ] Transition Report on Form 10-K           [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F           [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

               For the Transition Period Ended: __________________

______________________________________________________________________________

     Read Attached Instructions Before Preparing Form. Please Print or Type.

      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
______________________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
______________________________________________________________________________

                        PART I -- REGISTRANT INFORMATION
 ______________________________________________________________________________

                          BELLTOWER ENTERTAINMENT CORP.
 ______________________________________________________________________________
                             Full Name of Registrant

                                       N/A
 ______________________________________________________________________________
                            Former Name if Applicable

                       11684 Ventura Boulevard, Suite 685
 ______________________________________________________________________________
            Address of Principal Executive Office (Street and Number)

                             Studio City, CA 91604
 ______________________________________________________________________________
                            City, State and Zip Code

                       PART II -- RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and THE REGISTRANT seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or
        portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date;
        and
[ ] (c) The accountant's statement or other exhibit required by Rule
        12b-25(c) has been attached if applicable.

                              PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR,
N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

Management of Belltower Entertainment Corp., a Delaware corporation (the
"Company"), deems additional time is necessary in order to fully compile the necessary financial information and adequately complete its audited financial statements required to prepare its Quarterly Report on Form 10-Q for quarter ended January 31, 2010. Management deems it necessary that additional time be provided in order to ensure that complete, thorough and accurate disclosure of all material information is made in its Quarterly Report. Management anticipates the filing of its Quarterly Report within the extension period provided.

                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

       Ronald J. Stauber                  310                      556-0080
     ____________________             ___________             __________________
     (Name)                           (Area Code)             (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the
     Securities Exchange Act of 1934 or Section 30 of the Investment Company Act
     of 1940 during the preceding 12 months or for such shorter period that THE
     REGISTRANT was required to file such report(s) been filed? If answer is no,
     identify report(s).                                          [X] Yes [ ] No

(3)  Is it anticipated that any significant change in results or operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                                     [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                            2

                          BELLTOWER ENTERTAINMENT CORP.
                  ____________________________________________
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 17, 2010                   By: /s/ NINA YANG
                                           _____________________________________
                                               Nina Yang
                                               President

INSTRUCTION: The form may be signed by an executive officer of THE REGISTRANT or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of THE REGISTRANT by an authorized representative
(other than an executive officer), evidence of the representative's authority to sign on behalf of THE REGISTRANT shall be filed with the form.

                                    ATTENTION
        INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                    CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)
______________________________________________________________________________

                              GENERAL INSTRUCTIONS

1.   This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General
     Rules and Regulations under the Securities Exchange Act of 1934.

2.   One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange
     Commission, Washington D.C. 20549, in accordance with Rule 0-3 of the
     General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the
     Commission files.

3.   A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of
     THE REGISTRANT is registered.

4.   Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.   ELECTRONIC FILERS: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or
     Rule 202 of Regulation S-T (ss232.201 or ss232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation
     S-T (ss232.13(b) of this chapter).
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